EXHIBIT 99.1

SKF expects continued good growth for its business

- SKF confirms its target of 10% operating margin level as well as its target of 24% sales growth, in local currencies, within the four-year period ending 2006, also after the divestment of Ovako. The target remains unchanged, said Tom Johnstone, President and CEO of SKF at the Group's Capital Market Day in Sao Paulo on Tuesday. The 24% equals an annual growth in local currencies of 6%, which represents the SEK 10 billion of growth that was announced in 2003.

The Group's sales will be reduced, on an annual basis, by approximately 5% as a consequence of the creation of the new steel company where SKF contributed with it's steel company Ovako. SKF now holds 26.5% in the new steel company.

- We have seen a good growth, in local currencies, during last year and the first quarter this year, said Mr Johnstone. We have already said that we expect continued good sales during the second quarter this year.

SKF has also increased its target for return on capital employed from 18% to 20%, which is in line with the operating profit level of 10%. The Group's inventory target will remain unchanged for this year, 20% level of annual sales, but within three years it should be reduced to 18% of annual sales.

Cautionary statement This release contains forward-looking statements that are based on the current expectations of the management of SKF. Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF's latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

Sao Paulo, May 17, 2005

Aktiebolaget SKF
(publ.)

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 705-371541,
e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 705-181994,
e-mail: Marita.Bjork@skf.com

Aktiebolaget SKF, 415 50 Goteborg, tel: 031 337 1000, fax 031 337 1722, www.skf.com

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